Exhibit 99.2

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited balance sheets

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
Assets

Current assets:
Cash and cash equivalent	666	3,378
Other receivables	847	989
Restricted deposit	43	35
Total current assets	1,556	4,402

Non-current assets:
Property, plant and equipment, net	63	66
Operating right of use assets	42	84
Restricted deposit	23	23
Total non-current assets	128	173

Total assets	1,684	4,575

Liabilities and Equity

Current liabilities:
Trade payables	1,093	1,160
Other payables	1,110	832
Total current liabilities	2,203	1,992

Total liabilities	2,203	1,992

Shareholders’ equity:
Authorized: 90,000,000 shares at March 31, 2025 and December 31, 2024; Issued and outstanding: 24,602,405 and 23,228,941 shares at June 30, 2025 and December 31, 2024, respectively	-	-
Share premium and capital reserve	40,850	39,243
Accumulated deficit	(41,369)	(36,660)
Total Shareholders’ equity (deficit)	(519)	2,583

Total liabilities and shareholders’ equity (deficit)	1,684	4,575

Date of approval of the interim financial statements: July 30, 2025

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited Statements of Comprehensive Loss

U.S. dollars in thousands except share and per share data

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2025	2024

Research and development expenses	(2,503)	(*) (3,733)

General and administrative expenses	(2,189)	(*) (2,291)

Operating loss	(4,692)	(6,024)

Financing expenses, net	(17)	(237)

Net loss and comprehensive loss	(4,709)	(6,261)
Basic and diluted net loss per share	(0.19)	(0.37)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	25,402,649	16,773,806

(*)	Reclassified

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited Statements of Changes in Equity

U.S. dollars in thousands (except for share and per share data)

	Ordinary shares		Share premium and capital reserve	Accumulated deficit	Total equity
	Number	Amount

Balance as of January 1, 2025	23,228,941	$-	$39,243	$(36,660)	$2,583

Issuance of shares, net	883,952	-	1,288	-	1,288

Exercise of options and vested RSUs	194,000	-	13	-	13

Share-based compensation	295,512	-	306	-	306)

Net loss and comprehensive loss	-	-	-	(4,709)	(4,709)

Balance as of June 30, 2025	24,602,405	$-	$40,850	$(41,369)	$(519)

	Ordinary shares		Share premium and capital reserve	Accumulated deficit	Total equity
	Number	Amount

Balance as of January 1, 2024	15,379,042	$-	$24,362	$(26,121)	$(1,759)

Issuance of shares and pre-funded warrants, net	1,732,000	-	4,209	-	4,209

Exercise of pre-funded warrants, options and vested RSUs	873,000	-	-	-	-

Reclassification of warrants into equity (Note 3)	-	-	1,695	-	1,695

Share-based compensation	70,964	-	413	-	413)

Net loss and comprehensive loss	-	-	-	(6,261)	(6,261)

Balance as of June 30, 2024	18,055,006	$-	$30,679	$(32,382)	$(1,703)

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited Statements of Cash Flows

U.S. dollars in thousands

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2025	2024
Cash flows from operating activities
Net loss for the period	(4,709)	(6,261)
Adjustments:

Depreciation and Amortization	8	11
Share-based compensation	306	306
Revaluation of liability in respect to warrants	-	283
Finance expenses (income), net	-	-

Changes in assets and liabilities:
Decrease in operating right of use asset	42	39
Decrease in operating lease liability	(33)	(37)
Decrease (increase) in other receivables	141	(140)
Increase (decrease) in trade payables	(67)	24
Increase in other payables	312	25

Net cash used in operating activities	(4,000)	(5,750)

Cash flows from investing activities
Change in restricted deposit	(8)	4
Purchase of property, plant and equipment	(5)	(3)
Net cash provided by (used in) investing activities	(13)	1

Cash flows from financing activities
Exercise of options	13	-
Issuance of shares	1,353	4,395
Issuance costs	(65)	(78)
Net cash provided by financing activities	1,301	4,317

Effects of exchange rate changes on cash and cash equivalents	-	-

Net decrease in cash and cash equivalents	(2,712)	(1,432)

Cash and cash equivalents at beginning of the period	3,378	2,640

Cash and cash equivalents at end of the period	666	1,208

Non-cash activity
Supplemental disclosure of cash flow information:
Interest received	-	2

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Unaudited Financial Statements

Note 1 — General

A.	NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”) was incorporated in Israel on February 13, 2017. NeuroSense is a clinical-stage pharmaceutical company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. The Company’s lead product candidate, PrimeC, is a novel oral formulation of a fixed dose combination composed of a specific ratio and doses of two FDA-approved drugs.

In addition to PrimeC, the Company has initiated research and development efforts in Alzheimer’s disease and Parkinson’s disease, with a similar strategy of combined products.

The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market on December 9, 2021 under the ticker symbols “NRSN” and “NRSNW,” respectively.

B.	The Company currently has no products approved for sale, and the Company’s operations have been funded primarily by its shareholders. To date, the Company has generated no sales or revenues, has incurred negative networks capital and also losses and expects to incur significant additional losses due to the continuing focus on the research, development, clinical activities of its product candidates, preclinical programs, business development, organizational structure and to advance the programs within the Company’s pipeline. Consequently, its operations are subject to all the risks inherent in the establishment of a pre-revenue business enterprise as well as those risks associated with a company engaged in the research and development of pharmaceutical compounds.

Based on current expected level of operating expenditures, the Company’s cash resources as at June 30, 2025 shall not be sufficient to fund the Company’s operations for a period of 12 months from the approval of these consolidated interim financial statements, assuming that the Company will continue its development plan in accordance with the original pipeline and without delaying or slowing down the progress of its plans. The Company will require additional cash to fund the execution of its mid and long-term development program. The Company anticipates raising additional funds through public or private sales of debt or equity securities, collaborative arrangements, or some combination thereof. Whilst management is progressing with its plans to secure external financing, these still require approval by third parties, and accordingly, there is no assurance that any such arrangement will be entered into or that financing will be available when needed in order to allow it to continue its operations, or if available, on terms favorable or acceptable to it.

These consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (GAAP) assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. In the event financing is not obtained, the Company may pursue cost cutting measures or may be required to delay, reduce the scope of, or eliminate any of its development programs or clinical trials, these events could have a material adverse effect on its business. These factors raise significant doubt about the Company ability to continue as a going concern. The consolidated interim financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Unaudited Financial Statements

Note 1 — General (Cont.)

C.	In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization), Israel’s southern border with the Gaza Strip (with the Hamas terrorist organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Further, on April 13, 2024, and on October 1, 2024, Iran launched a series of drone and missile strikes against Israel. As of June 30, 2025 a ceasefire agreement has been reached between Israel the Hezbollah terror organization in Lebanon. On June 13, 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a pre-emptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. On June 25, 2025, a ceasefire between Israel and Iran took effect. Nonetheless, hostilities between Israel and Iran may resume and further escalate, with both sides launching attacks against one another. The Company experienced disruptions to its work during such period. Since June 25, 2025, The Company has been returning to full activity together with its local vendors and consultants. The Company doesn't expect a material adverse effect on its business.

To date, the Company’s operations and financial results have not been materially affected. The Company’s operations have not been adversely affected by this situation, and it has not experienced disruptions to its clinical studies. As such, its clinical and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas, Hezbollah and Iran is difficult to predict at this stage, as are such war’s economic implications on its business and operations and on Israel’s economy in general. If the ceasefire declared collapses or a new war commences or hostilities expand to other fronts, its operations may be adversely affected.

Note 2 — Significant accounting policies

These unaudited Condensed interim financial statements have been prepared as of June 30, 2025 and for the six months period then ended. Accordingly, In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2025, and its results of operations for the six months ended June 30, 2025, and 2024, and cash flows for the same periods. The condensed balance sheet at December 31, 2024, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The significant accounting policies that have been applied in the preparation of the unaudited consolidated Condensed financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements for the year ended December 31, 2024. These unaudited Condensed financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2024 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 7, 2025 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2025.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Unaudited Financial Statements

Note 2 — Significant accounting policies (Cont.)

Recently issued accounting pronouncements, not yet adopted

As an emerging growth company, the Jumpstart Our Business Startup Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act.

Note 3 - Shareholders’ Equity

a.	On August 16, 2024, the Company entered into a Capital on Demand Sales Agreement (the “Sales Agreement”) with JonesTrading Institutional Services LLC, as sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares, having an aggregate offering price of up to gross sale proceeds of up to $2,524 thousand. On February 21, 2025, the Company increased the aggregate offering price under the Sales Agreement to $2,556 thousand, which did not include the ordinary shares having an aggregate sales price of approximately $1,410 thousand that were sold under the Sales Agreement as of such date. The Company agreed to pay the Sales Agent a commission equal to 3.0% of the gross proceeds from the sale of the ordinary shares pursuant to the Sales Agreement. The Company reimbursed the Sales Agent for certain specified expenses in connection with entering into the Sales Agreement in the amount of $50 thousand. During the six month period ended June 30, 2025, the Company sold 708,952 ordinary shares at an average gross sales price of $1.45 per share for aggregate gross proceeds of $1,031 thousand (net proceeds of $975 thousand) under the Sales Agreement.

b.	On October 31, 2024, the “Company entered into a standby equity purchase agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”).

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Unaudited Financial Statements

Note 3 - Shareholders’ Equity (Cont.)

Pursuant to the SEPA, the Company has the right, but not the obligation, to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $30.0 million (the “Commitment Amount”) of the Company’s ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. At the Company’s option, the ordinary shares would be purchased by Yorkville from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that the Company, subject to certain limitations, delivers a notice to Yorkville that the Company is committing Yorkville to purchase such ordinary shares (the “Advance Shares”). The Company may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s ordinary shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. During the six month period ended June 30, 2025, the Company sold 175,000 ordinary shares at an average gross price of $1.85 per share for aggregate gross proceeds of $323 thousand (net proceeds of $313 thousand) under the SEPA.

c.	During the six month period ended June 30, 2025, the Company issued 180,000 ordinary shares following exercise of vested RSUs.

d.	During the six month period ended June 30, 2025, the Company issued 14,000 ordinary shares following exercise of options.

Note 4 - Share Based Payment

On March 31, 2025, the Company’s board of directors approved the grant of an aggregate amount of 295,512 RSUs to several consultants and service providers. The fair value was estimated at the amount of $275 thousand.

On March 31, 2025, the Company’s board of directors approved the grant of aggregate amount of 108,000 options to several employees. The options have an exercise price of $0.93 per share. The options vest quarterly over three years commencing first anniversary and expire 10 years after grant date.

The following table lists the inputs used for calculation of fair value of the options granted for the six-month period ended June 30, 2025:

June 30, 2025
Expected volatility	92.06%
Exercise price	0.93
Share price	0.93
Risk-free interest rate	4.38%
Dividend yield	0
Expected life (years)	10

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Unaudited Financial Statements

Note 4 - Share Based Payment (Cont.)

The share-based expense recognized in the statements of operations were as follows:

	June 30,
	2025	2024
	U.S dollars in thousands
Share-based compensation expense - Research and development	$18	$154
Share-based compensation expense - General and administrative (*)	288	152
	$306	$306

(*)	Including $275 thousands in respect with RSUs granted to service providers in March 2025, see Note 4 above.